FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:  April 12, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Tuesday, April 12, 2005

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

ACREX VENTURES LTD.

UNDERTAKES SHORT FORM OFFERING

THROUGH LEEDE FINANCIAL MARKETS INC.

Acrex Ventures Ltd. (the “Company”) has entered into a Letter of Engagement with Leede Financial Markets Inc. (“Leede”) to use its commercially reasonable efforts to complete a Short Form Offering of 4,333,333 units at $0.15 per unit - which if fully sold will provide the Company with gross proceeds of $650,000.  Each unit consists of one share of the Company and one-half of a one year Share Purchase Warrant.  A full Warrant will entitle the purchase of an additional share of the Company for $0.20.

The Company will pay Leede a commission of 10% of the gross proceeds of the units sold on the closing date. As additional consideration, the Company will issue to Leede an option to acquire units equal to 12% of the Offering at $0.15 per unit.

This transaction is subject to regulatory approval.

The net proceeds received by the Company will be added to the Company’s general working capital for application primarily to funding the costs of work to be done on the Company’s joint ventured Michaud Ontario Mineral Property and its optioned British Columbia mineral claims.

The Company and its joint venture partner have just completed a 6 hole diamond-drilling program on the Michaud Property for an aggregate 2,142 metres drilled. The Company is presently awaiting assay results from this program.

Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.